Exhibit 1

CPLP

Financial Results for the nine month period ended September 30, 2016

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements for the nine month periods ended September 30, 2016 and 2015 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Selected Financial Data

(In thousands of United States Dollars, except earnings per unit, distributions per unit and number of units)

	For the nine month periods ended September 30,
	2016	2015
Revenues	$153,138	$111,797
Revenues – related party	26,081	49,190

Total Revenues	179,219	160,987

Expenses:
Voyage expenses	7,338	4,233
Voyage expenses - related party	268	307
Vessel operating expenses	49,095	42,880
Vessel operating expenses - related party	8,034	9,175
General and administrative expenses	4,503	5,340
Vessel depreciation and amortization	53,479	45,662

Operating income	56,502	53,390

Other income / (expense), net:
Interest expense and finance cost	(18,079)	(14,687)
Interest and other income	322	1,351

Total other expense, net	(17,757)	(13,336)

Partnership’s net income	$38,745	$40,054

Preferred unit holders’ interest in Partnership’s net income	$8,326	$8,481
General Partner’s interest in Partnership’s net income	$603	$629
Common unit holders’ interest in Partnership’s net income	$29,816	$30,944
Net income per:
• Common unit, basic and diluted	$0.25	$0.27
Weighted-average units outstanding:
• Common units, basic and diluted	119,583,592	113,504,765

Total comprehensive income:	$38,745	$40,054

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Assets Current assets	As of September 30, 2016	As of December 31, 2015
Cash and cash equivalents	$105,560	$90,190
Trade accounts receivable, net	3,006	2,680
Prepayments and other assets	3,459	2,547
Inventories	4,406	4,407

Total current assets	116,431	99,824

Fixed assets
Advances for vessels under construction – related party	—	18,172
Vessels, net	1,352,620	1,315,485

Total fixed assets	1,352,620	1,333,657

Other non-current assets
Above market acquired charters	93,039	100,518
Deferred charges, net	5,357	3,482
Restricted cash	17,500	17,000
Prepayments and other assets	1,758	1,394

Total non-current assets	1,470,274	1,456,051

Total assets	$1,586,705	$1,555,875

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	$16,381	$11,922
Trade accounts payable	11,087	8,431
Due to related parties	13,225	22,154
Accrued liabilities	7,951	7,872
Deferred revenue, current	22,660	10,867

Total current liabilities	71,304	61,246

Long-term liabilities
Long-term debt, net	574,146	555,888
Deferred revenue	18,410	921

Total long-term liabilities	592,556	556,809

Total liabilities	663,860	618,055

Commitments and contingencies

Partners’ capital	922,845	937,820

Total liabilities and partners’ capital	$1,586,705	$1,555,875

Limited Partners’ units outstanding:
• Common	120,905,524	120,409,456
• Class B Convertible Preferred	12,983,333	12,983,333
Distributions declared and paid per:
• Common	$0.39	$0.94
• Class B Convertible Preferred	$0.65	$0.87

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Our Fleet

The current employment of our fleet is summarized as follows:

Vessel Name	Time Charter (“TC”)/ Bare Boat Charter (“BC”) (Years)	Commencement of Charter	Charterer	Profit Sharing (1)		Gross Daily Hire Rate Without Profit Sharing
M/V Archimidis (4)	1 TC	04/2016	Pacific International Lines (PTE) Ltd Singapore (“PIL”)				$8,950
M/V Agamemnon (4)	1 TC	05/2016	PIL				$8,950
M/T Amoureux	2 TC	04/2015	Stena Bulk AB				$29,000
M/T Aias	3 TC	02/2015	Repsol Trading S.A.				$26,500
M/T Atlantas II (5)	1 TC	10/2016	Capital Maritime & Trading Corp. (“CMTC” or “Capital Maritime”)				$13,000
M/T Aktoras (M/T British Envoy) (5)	5+3+1.5+1 BC	07/2006	BP			$ $ $ $	15,190 13,500 7,000 7,250	(5y) (3y) (1.5y) (1y)
M/V Cape Agamemnon	10 TC	07/2010	COSCO Bulk				$42,200
M/T Agisilaos (7)	3 TC	01/2016	Empresa Publica Flota Petrolera Ecuatoriana – EP Flopec (“Flopec”)				$19,000
M/T Arionas (7)	—	—	—				—
M/T Aiolos (M/T British Emissary) (5)	5+3+2+1 BC	03/2007	BP			$ $ $	15,190 13,500 7,000	(5y) (3y) (2y)
M/T Avax	3 TC	06/2015	Petroleo Brasileiro S.A. (“Petrobras”)				$15,400
M/T Axios	3 TC	06/2015	Petrobras				$15,400
M/T Alkiviadis	1+1+1 TC	09/2014	Chartering and Shipping Services SA (“CSSA”)			$ $ $	14,125 15,125 13,300	(1y) (1y) (1y)
M/T Assos	3 TC	04/2015	Petrobras				$15,400
M/T Atrotos	3 TC	12/2015	Petrobras				$17,750
M/T Akeraios	3 TC	04/2016	Petrobras				$17,750
M/T Anemos I	3 TC	01/2016	Petrobras				$17,750
M/T Apostolos	3 TC	01/2016	Petrobras				$17,750
M/T Alexandros II (M/T Overseas Serifos)	5 BC 5 BC	01/2008 05/2013	Overseas Shipholding Group Inc (“OSG”) (2)			$ $	13,000 6,250
M/T Aristotelis II (M/T Overseas Sifnos)	5 BC 5 BC	06/2008 03/2013	OSG (2)			$ $	13,000 6,250
M/T Aris II (M/T Overseas Kimolos)	5 BC 5 BC	08/2008 03/2013	OSG (2)			$ $	13,000 6,250
M/T Aristotelis	1.1 TC	12/2015	CMTC	50/50	(3)		$19,000
M/T Ayrton II	2 TC	02/2016	CMTC				$18,000
M/T Amore Mio II	0.9 TC	08/2016	CMTC				$21,000
M/T Miltiadis M II	0.9 TC	08/2016	CMTC				$25,000

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M/V Hyundai Prestige (6)	12 TC	02/2013	Hyundai Merchant Marine Co. Ltd (“HMM”)		$23,480
M/V Hyundai Premium (6)	12 TC	03/2013	HMM		$23,480
M/V Hyundai Paramount (6)	12 TC	04/2013	HMM		$23,480
M/V Hyundai Privilege (6)	12 TC	05/2013	HMM		$23,480
M/V Hyundai Platinum (6)	12 TC	06/2013	HMM		$23,480
M/V Akadimos (renamed to CMA CGM Amazon)	5 TC	06/2015	CMA CGM		$39,250
M/T Active	2 TC	06/2015	Cargill International SA		$17,700
M/T Amadeus	2 TC	06/2015	CMTC	50/50	$17,000
M/V Adonis (renamed to CMA CGM Uruguay)	5 TC	09/2015	CMA CGM		$39,250
M/V Anaxagoras (renamed to CMA CGM Magdalena)	5 TC	02/2016	CMA CGM		$39,250
M/T Amor (8)	2 TC	10/2015	Cargill International SA		$17,500

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(1)	Profit sharing refers to an arrangement between vessel-owning companies and charterers to share a predetermined percentage voyage profit in excess of the basic rate.
(2)	On November 14, 2012, OSG made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code. After discussions between the Partnership and OSG, it was agreed to enter into new charter contracts on substantially the same terms as the prior charters but at a bareboat rate of $6,250 per day. OSG has the option of extending the employment of each vessel following the completion of the bareboat charters for an additional two years on a time chartered basis at a rate of $16,500 per day. OSG has an option to purchase each of the three STX vessels at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.
(3)	50/50 profit share for breaching IWL (Institute Warranty Limits – applies to voyages to certain ports at certain periods of the year).
(4)	The M/V Archimidis and the M/V Agamemnon are employed on time charters with PIL for one year at a gross rate of $8,950 per day. The charterer has the option to extend the time charters for an additional one year +/-60 days at a gross rate of $20,000 per day.
(5)	The M/T British Ensign renamed M/T Atlantas II was delivered to us from BP on September 28, 2016. The vessel-owning company of the M/T Atlantas II entered into a one year time charter +/- 60 days with CMTC at a gross rate of $13,000 per day. The charter commenced on October 17, 2016.

The M/T British Envoy is continuing its bareboat charter with BP at a bareboat rate of $7,250 per day with earliest redelivery in January 2017.

The M/T British Emissary is continuing its bareboat charter with BP at a bareboat rate of $7,000 per day with earliest redelivery in March 2017. BP has the option to extend the duration of the charter for up to a further 12 months either as bareboat charter at a bareboat rate of $7,250 per day for the optional period if declared or as time charter at a time charter rate of $14,250 per day if declared.

(6)	Each of the vessel-owning companies of the M/V Hyundai Prestige, the M/V Hyundai Paramount, the M/V Hyundai Premium, the M/V Hyundai Privilege and the M/V Hyundai Platinum entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to a gross rate of $23,480 per day (from $29,350 per day) for a three and a half year period starting on July 18, 2016 and ending on December 31, 2019 (the “Charter Reduction Period”). The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter.
(7)	On July 2, 2016, the M/T ‘Agisilaos’ replaced the M/T ‘Arionas’ under the charter party to Flopec at a gross rate of $19,000 per day, as the M/T ‘Arionas’ will undergo its scheduled special survey. For the duration of the replacement, Carnation Shipping Company, the vessel-owning company of the M/T ‘Arionas’ under the charter party to Flopec, will act as disponent owner to M/T ‘Agisilaos’. The M/T ‘Arionas’ is trading on voyage charters until its scheduled special survey, which is expected to take place no later than November 2016.
(8)	On October 24, 2016, we acquired the shares of the vessel-owning company of the M/T Amor. The vessel is employed under a time charter by Cargill International S.A. (“Cargill”) that commenced in October 2015 with a duration of two years +/- 30 days at a gross daily rate of $17,500, and upon termination of the Cargill charter, is expected to be employed by Capital Maritime for an additional two months +/- 15 days at a gross daily rate of $14,000 plus 50/50 profit share.

Recent Developments

Acquisition of the M/T Amor

On October 24, 2016, we acquired the shares of the company owning the M/T Amor, an eco-type MR product tanker (49,999 dwt IMO II/III Chemical Product Tanker built 2015, Samsung Heavy Industries (Ningbo) Co., Ltd.) for total consideration of $32.8 million. The M/T Amor is employed under a time charter by Cargill at a gross daily rate of $17,500 and upon termination of the Cargill charter is expected to be employed by Capital Maritime for an additional two-month period +/- 15 days at a gross daily rate of $14,000 plus 50/50 profit share. The Cargill charter commenced in October 2015 with duration of two years +/-30 days.

Aggregate consideration for this acquisition consisted of the assumption of a $15.8 million term loan under a new credit facility with ING Bank N.V. arranged by Capital Maritime, $16.0 million in cash and a small issuance of new common units to Capital Maritime. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown of the M/T Amor with an expected final maturity date in November 2022. The interest margin on the term loan is 2.50%. The term loan is subject to ship finance covenants similar to the covenants applicable under our existing facilities. For further information on our existing facilities, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings—Our Credit Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2015, filed on February 17, 2016. As indicated above, we have issued 283,696 new common units to Capital Maritime at a price of $3.54 per common unit, which is the weighted average unit price for the period from July 14, 2016 to October 14, 2016, to fund in part the acquisition price.

The acquisition of the M/T Amor was reviewed and unanimously approved by the conflicts committee of our Board of Directors (the “Board”) and our entire Board.

Capital Maritime is our affiliate and, as sole member of our general partner, controls the appointment of three of the eight members of our Board. Capital Maritime is controlled by the Marinakis family, including Mr. Evangelos M. Marinakis, our former chairman and the chairman of Capital Maritime, which may be deemed to beneficially own on a fully converted basis, after giving effect to the issuance of new common units described above, a 16.8% interest in us (18.6% on a non-fully converted basis), through, among others, Capital Maritime.

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Quarterly Common and Class B Unit Cash Distribution

On October 20, 2016, the Board declared a cash distribution of $0.075 per common unit for the third quarter of 2016 payable on November 14, 2016 to common unit holders of record on November 7, 2016. In addition, the Board declared a cash distribution of $0.21375 per Class B Unit for the third quarter of 2016, in accordance with the Partnership’s Second Amended and Restated Partnership Agreement. This cash distribution on Class B Units will be paid on November 10, 2016 to Class B Unitholders of record on November 3, 2016.

Considering the positive impact of the expansion of our asset base following the acquisition of the M/T Amor, the Board decided to approve an increase in our common unit quarterly distribution for the fourth quarter 2016 onwards to $0.08 per common unit. As previously announced, we intend to review our distributions from time to time in the light of a range of factors, including, among other things, our access to the capital markets, the refinancing of our external debt, the level of our capital expenditures and our ability to pursue accretive transactions. For further information on the risks affecting the level of our distributions, see “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Operations—We cannot assure you that we will pay any distributions” in our Annual Report on Form 20-F for the year ended December 31, 2015.

At-the-market Offering

In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50.0 million (the “ATM offering”). The equity distribution agreement provides that UBS, when it is acting as the Partnership’s sales agent, will be entitled to compensation of up to 2% of the gross sales price of the common units sold from time to time. We intend to use the net proceeds from the sales of new common units, after deducting the sales agent’s commissions and our offering expenses, for general partnership purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures. For the period between the launch of the ATM offering and September 30, 2016, we issued an aggregate of 496,068 new common units translating into net proceeds of $1.6 million, after payment of UBS’s commission of $0.03 million but before offering expenses.

Disposal of HMM Shares

HMM, the charterer of five of our container vessels and one of our largest counterparties in terms of revenue, pursued a financial restructuring that was completed in July 2016. In this connection, our subsidiaries owning vessels under charter with HMM entered into a charter restructuring agreement with HMM on July 15, 2016. This agreement provides for the reduction of the charter rate payable under the respective charter parties by 20% to $23,480 per day (from a gross daily rate of $29,350) for a three and a half year period starting in July 2016 and ending in December 2019. The total charter rate reduction for the Charter Reduction Period is approximately $37.0 million. The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original gross daily rate of $29,350 until the expiry of each charter in 2024 and 2025. As compensation for the charter rate reduction, we received approximately 4.4 million HMM common shares, which we sold on the Stock Market Division of the Korean Exchange for aggregate consideration of $29.7 million in August 2016.

Fleet Employment

The M/T Atlantas II (36,760 IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) has been chartered to Capital Maritime for twelve months (+/- 60 days) at a gross daily rate of $13,000. The new charter commenced on October 17, 2016. The vessel was previously employed under a bareboat charter to BP Shipping Limited at a gross daily rate of $7,250.

The M/T Alkiviadis (36,721 dwt, Ice Class 1A IMO II/III Chemical/ Product, built 2006 Hyundai Mipo Dockyard Company Ltd., South Korea) has extended its employment with CSSA S.A. (Total S.A.) for an additional 12 months (+/- 30 days) at a gross daily rate of $13,300 per day. The charter extension commenced in early August 2016 with earliest charter expiration in July 2017. The vessel was previously earning a gross daily rate of $15,125 per day.

As a result of the new charters listed above and the acquisition of the M/T Amor, our charter coverage for the remainder of 2016 and for 2017 has increased to 97% and 79%, respectively.

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report on Form 20-F for the year ended December 31, 2015, filed on February 17, 2016, regarding the factors affecting our future results of operations.

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Results of Operations

Nine-Month Period Ended September 30, 2016 Compared to the Nine-Month Period Ended September 30, 2015

Our results of operations for the nine-month periods ended September 30, 2016 and 2015 differ primarily due to the expansion of our fleet and the resulting increase in the average number of vessels during the nine-month period ended September 30, 2016 compared to the corresponding period in 2015.

On March 31, June 10, June 30 and September 18, 2015, the Partnership acquired the shares of the companies owning the M/T Active, the M/V Akadimos (renamed to “CMA CGM Amazon”), the M/T Amadeus and the M/V Adonis (renamed to “CMA CGM Uruguay”), respectively. On February 26, 2016 the Partnership took delivery of the M/V Anaxagoras (renamed to “CMA CGM Magdalena”).

Revenues

Time, voyage and bareboat charter revenues amounted to approximately $179.2 million for the nine-month period ended September 30, 2016, compared to $161.0 million for the nine-month period ended September 30, 2015. The increase of $18.2 million was primarily attributable to the expansion of our fleet. For the nine-month period ended September 30, 2016, related party revenues decreased to $26.1 million, compared to $49.2 million for the nine-month period ended September 30, 2015, due to the reduction in the number of vessels chartered to Capital Maritime. Time, voyage and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and Capital Maritime and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the nine-month period ended September 30, 2016, HMM, Petrobras, CMA CGM and Capital Maritime accounted for 19%, 17%, 16% and 15% of our total revenue, respectively. For information on the risks arising from a concentration of counterparties, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We currently derive all of our revenue from a limited number of customers and the loss of any customer or charter or vessel could result in significant loss of revenues and cash flow” in our Annual Report on Form 20-F for the year ended December 31, 2015.

Voyage Expenses

Total voyage expenses amounted to $7.6 million for the nine-month period ended September 30, 2016, compared to $4.5 million for the nine-month period ended September 30, 2015. The $3.1 million increase in voyage expenses was primarily attributable to the expansion of our fleet, as well as the increase in bunkers consumption, mainly due to the idle period of two of our container vessels, ballast voyages of four of our vessels that underwent special survey and voyage charters of the M/T Arionas during the nine-month period ended September 30, 2016. Voyage expenses primarily consist of bunkers, port expenses and commissions. Voyage expenses are paid for by the charterer under time and bareboat charters, except for commissions, which are paid for by us. Voyage expenses under voyage charters are paid for by us.

Vessel Operating Expenses

For the nine-month period ended September 30, 2016, our total vessel operating expenses amounted to approximately $57.1 million, of which $8.0 million were incurred under our management agreements with Capital Ship Management Corp. (our “Manager”) and included $0.2 million in additional fees and certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

For the nine-month period ended September 30, 2015, our vessel operating expenses amounted to approximately $52.1 million, of which $9.2 million were incurred under our management agreements with our Manager and included $0.5 million in additional fees and certain costs associated with the vetting of our vessels, repairs related to unforeseen extraordinary events (as defined in our fixed fee management agreement) and insurance deductibles.

The increase in our total vessel operating expenses was primarily due to the expansion of our fleet.

General and Administrative Expenses

General and administrative expenses amounted to $4.5 million for the nine-month period ended September 30, 2016, compared to $5.3 million for the nine-month period ended September 30, 2015. The decrease resulted mainly from the incurrence of expenses in relation to a proposed offering of debt securities that we recognized as general and administrative expenses during the nine-months ended September 30, 2015, while no such expenses were recognized as general and administrative expenses during the nine-month period ended September 30, 2016. General and administrative expenses include board of directors’ fees and expenses, audit and certain legal fees, and other fees related to the requirements of being a publicly traded partnership.

Depreciation and Amortization

Depreciation and amortization amounted to $53.5 million for the nine-month period ended September 30, 2016, compared to $45.7 million for the nine-month period ended September 30, 2015. The increase was due to the expansion of our fleet.

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Total Other Expense, Net

Total other expense, net for the nine-month period ended September 30, 2016 amounted to $17.8 million, compared to $13.3 million for the nine-month period ended September 30, 2015. The increase of $4.5 million reflects the higher interest costs of $18.1 million incurred during the nine-month period ended September 30, 2016 compared to $14.7 million during the nine-month period ended September 30, 2015, driven by an increase in the weighted average interest rate and principal amounts outstanding under our credit facilities.

The weighted average interest rate on the loans outstanding under our credit facilities was 3.82% as of September 30, 2016 (as of September 30, 2015: 3.38%). Our total borrowings were $593.6 million as of September 30, 2016 (as of September 30, 2015: $573.0 million). See Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Partnership’s Net Income

Partnership’s net income for the nine-month period ended September 30, 2016 amounted to $38.7 million, compared to $40.1 million for the nine month period ended September 30, 2015.

Liquidity and Capital Resources

As of September 30, 2016, total cash and cash equivalents amounted to $105.6 million and restricted cash (under our credit facilities) amounted to $17.5 million. As at September 30, 2016, there were no undrawn amounts under the terms of our credit facilities.

Generally, our primary sources of funds have been cash from operations, bank borrowings and securities offerings. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters, which may affect our future cash flows from operations. Cash flow from operations may further be affected by other factors. Because we distribute all of our available cash (a contractually defined term, generally referring to cash on hand at the end of each quarter after provision for reserves), we generally rely upon external financing sources, including bank borrowings and securities offerings, to fund acquisitions and expansion and investment capital expenditures, such as opportunities we may pursue under the amended and restated omnibus agreement with Capital Maritime or acquisitions from third parties, and to refinance or repay outstanding indebtedness under our credit facilities. Our ability to grow through further dropdown opportunities from Capital Maritime, our sponsor, or third parties, and to pay or increase our distributions as well as to maintain a strong balance sheet will depend on, among other things, our continuous access to the financial markets.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant increase in our cost of capital and potential loss of revenue, the Board took the decision to protect our liquidity position by creating a capital reserve, provisioning further reserves and setting distributions at a level that the Board believes to be sustainable and consistent with the proper conduct of our business.

In September 2016, we entered into an equity distribution agreement with UBS. See above “Recent Developments—At-the-market Offering.” For the period between the launch of the ATM offering and September 30, 2016, we issued 496,068 new common units translating into net proceeds of $1.6 million (after payment of UBS’s commission but before offering expenses). In October 2016 we also paid a small portion of the acquisition price of the M/T Amor through the issuance of 283,696 common units to Capital Maritime at a price per common unit of $3.54, which is the weighted average unit price for the period from July 14, 2016 to October 14, 2016. See above “Recent Developments—Acquisition of the M/T Amor” for further information.

Subject to financial markets developments and our cash position among other factors, we expect to continue to evaluate opportunities to acquire vessels and businesses. As a result, the size and composition of our fleet may change over time. In connection with evaluating and pursuing these opportunities and as we seek to optimize our capital structure, we may also evaluate and, depending on market conditions, pursue financing opportunities. We currently have no capital commitments to purchase or build additional vessels. For the twelve month period ending September 30, 2017, we anticipate that only one of our vessels, the M/T Arionas, will undergo special survey.

Total partners’ capital as of September 30, 2016 amounted to $922.8 million compared to $937.8 million as of December 31, 2015, corresponding to a decrease of $15.0 million. The decrease primarily reflects $56.1 million of distributions declared and paid during the nine month period ended September 30, 2016, partially offset by net income of $38.7 million, net proceeds (after payment of UBS’s commissions ) of $1.6 million from the issuance of common units under our ATM offering and equity compensation expense of $0.8 million.

Notwithstanding the continuing economic downturn, the duration and long-term effects of which are not possible to predict, and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents provided by / (used in) operating, investing and financing activities for the periods, presented in millions:

	For the nine month periods ended September 30,
	2016	2015
Net Cash Provided by Operating Activities	$123.0	$100.3
Net Cash Used in Investing Activities	$(74.9)	$(209.7)
Net Cash (Used in) / Provided by Financing Activities	$(32.7)	$35.0

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Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $123.0 million for the nine-month period ended September 30, 2016 compared to $100.3 million for the nine-month period ended September 30, 2015. The increase of $22.7 million was attributable to the increase by $7.0 million in cash from operations, before changes to our operating assets and liabilities, mainly due to the expansion of our fleet and the positive effect of the change in our operating assets and liabilities between the two periods amounting to $19.0 million, mainly due to the proceeds from the sale of the HMM common shares (see “Recent Developments—Disposal of HMM Shares”) partially offset by the increase in the amounts reimbursed by us to our Manager for expenses paid by our Manager on our behalf. The increase in cash provided by operating activities was also partially offset by a $3.3 million increase in dry-docking costs paid during the nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2015.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions. Net cash used in investing activities for the nine-month period ended September 30, 2016 amounted to $74.9 million compared to $209.7 million during the nine-month period ended September 30, 2015. The decrease of $134.8 million in net cash used in investing activities was primarily attributable to the lower number of vessels acquired in the nine-month period ended September 30, 2016 compared to the corresponding period in 2015. We paid $207.7 million for the acquisition of the shares of four vessel-owning companies during the nine-month period ended September 30, 2015, compared to $73.6 million for the acquisition of the shares of one vessel-owning company during the nine-month period ended September 30, 2016. Following the acquisition of a lower number of vessels during the nine-month period ended September 30, 2016, restricted cash increased by $0.5 million compared to an increase of $2.0 million during the corresponding period in 2015. Cash consideration paid for vessel improvements for the nine month period ended September 30, 2016 amounted to $0.8 million compared to the nine-month period ended September 30, 2015, during which there were no such improvements paid.

Net Cash (Used in) / Provided by Financing Activities

Net cash used in financing activities for the nine-month period ended September 30, 2016, amounted to $32.7 million compared to $35.0 million provided by financing activities for the nine-month period ended September 30, 2015. The decrease of $67.7 million was mainly attributable to lower issuances of common units in the nine-month period ended September 30, 2016 (with the ATM offering resulting in net proceeds (after commissions paid) of $1.6 million or of $1.5 million after offering expenses paid during the period), compared to $132.6 million in net proceeds from the issuance of common units in the nine-month period ended September 30, 2015, and a decrease of $80.0 million in drawdowns under our credit facilities in the nine-month period ended September 30, 2016 compared to the corresponding period in 2015, as we acquired the shares of four vessel-owning companies in the nine-month period ended September 30, 2015 compared to one vessel owning-company in the nine-month period ended September 30, 2016. This was partially offset by a decrease of $106.9 million in debt principal payments in the nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2015, during which we used part of the net proceeds from the issuance of common units to prepay debt of $115.9 million, a decrease of $34.7 million in distributions to our unit holders and a decrease of $1.8 million in deferred financing costs paid during the nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2015.

Borrowings

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net.” As of September 30, 2016, total borrowings were $593.6 million, consisting of: (i) $186.0 million outstanding under our $370.0 million credit facility (the “2007 credit facility”); (ii) $181.6 million outstanding under our $350.0 million credit facility (the “2008 credit facility”); (iii) $14.0 million outstanding under our $25.0 million credit facility (the “2011 credit facility”) and (iv) $212.0 million under our $225.0 million credit facility (the “2013 credit facility”). As of December 31, 2015, total borrowings were $571.6 million consisting of: (i) $186.0 million outstanding under the 2007 credit facility; (ii) $181.6 million outstanding under the 2008 credit facility; (iii) $14.0 million outstanding under the 2011 credit facility and (iv) $190.0 million outstanding under the 2013 credit facility. As of September 30, 2016, long-term debt, net of current portion was $576.2 million, compared to $558.6 million as of December 31, 2015. The current portion of long-term debt as of September 30, 2016 was $17.4 million, compared to $13.0 million as of December 31, 2015.

We paid a portion of the aggregate consideration for the acquisition of the entity owning the M/T Amor through the assumption of a $15.8 million term loan under a new credit facility with ING Bank N.V. arranged by Capital Maritime. See “Recent Developments—Acquisition of the M/T Amor.”

9

Credit Facilities

For information relating to our credit facilities, please refer to Note 7 to our audited Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2015 and Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

During the nine-month period ended September 30, 2016 we drew down an amount of $35.0 million from our 2013 credit facility in order to partly finance the acquisition of the shares of the vessel-owning company of M/V CMA CGM Magdalena.

On October 24, 2016, we paid a portion of the aggregate consideration for the acquisition of the entity owning the M/T Amor through the assumption of a $15.8 million term loan under a new credit facility with ING Bank N.V. arranged by Capital Maritime. The $15.8 million term loan is non-amortizing for a period of two years from the anniversary of the dropdown of the M/T Amor with a final maturity date in November 2022. The interest margin on the term loan is 2.50%.

As at September 30, 2016 and December 31, 2015, we had $0.0 million and $35.0 million, respectively, in undrawn amounts under our credit facilities, and were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, we are unlikely to be able to make any distributions to our unitholders, a significant portion of our obligations may become immediately due and payable and, in the future, our lenders’ commitment to make further loans to us (to the extent applicable) may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios mentioned above. Any reduction or adverse change in the global economic activity or shipping markets may result in a deterioration of vessel values. If the estimated asset values of the vessels in our fleet decrease, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing. An increase/decrease of 10% of the aggregate fair market values of our vessels would not cause any breach of the total indebtedness to aggregate market value covenants contained in our existing credit facilities.

Off-Balance Sheet Arrangements

As of September 30, 2016, we have not entered into any off-balance sheet arrangements.

10

Critical Accounting Policies

A discussion of our critical accounting policies can be found in our Annual Report on Form 20-F for the year ended December 31, 2015.

Changes in Accounting Policies

There have been no changes to our accounting policies during the nine month period ended September 30, 2016.

11

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets Current assets	As of September 30, 2016	As of December 31, 2015
Cash and cash equivalents	$105,560	$90,190
Trade accounts receivable, net	3,006	2,680
Prepayments and other assets	3,459	2,547
Inventories	4,406	4,407

Total current assets	116,431	99,824

Fixed assets
Advances for vessels under construction – related party (Note 4)	—	18,172
Vessels, net (Note 4)	1,352,620	1,315,485

Total fixed assets	1,352,620	1,333,657

Other non-current assets
Above market acquired charters (Note 5)	93,039	100,518
Deferred charges, net	5,357	3,482
Restricted cash	17,500	17,000
Prepayments and other assets	1,758	1,394

Total non-current assets	1,470,274	1,456,051

Total assets	$1,586,705	$1,555,875

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 6)	$16,381	$11,922
Trade accounts payable	11,087	8,431
Due to related parties (Note 3)	13,225	22,154
Accrued liabilities	7,951	7,872
Deferred revenue, current (Note 3)	22,660	10,867

Total current liabilities	71,304	61,246

Long-term liabilities
Long-term debt, net (Note 6)	574,146	555,888
Deferred revenue	18,410	921

Total long-term liabilities	592,556	556,809

Total liabilities	663,860	618,055

Commitments and contingencies (Note 12)

Partners’ capital (Note 8)	922,845	937,820

Total liabilities and partners’ capital	$1,586,705	$1,555,875

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the nine month periods ended September 30,
	2016	2015
Revenues	$153,138	$111,797
Revenues – related party (Note 3)	26,081	49,190

Total Revenues	179,219	160,987

Expenses:
Voyage expenses	7,338	4,233
Voyage expenses - related party (Note 3)	268	307
Vessel operating expenses	49,095	42,880
Vessel operating expenses - related party (Note 3)	8,034	9,175
General and administrative expenses (Note 3)	4,503	5,340
Vessel depreciation and amortization	53,479	45,662

Operating income	56,502	53,390

Other income / (expense), net:
Interest expense and finance cost	(18,079)	(14,687)
Interest and other income	322	1,351

Total other expense, net	(17,757)	(13,336)

Partnership’s net income	$38,745	$40,054

Preferred unit holders’ interest in Partnership’s net income	$8,326	$8,481
General Partner’s interest in Partnership’s net income	$603	$629
Common unit holders’ interest in Partnership’s net income	$29,816	$30,944
Net income per (Note 10):
• Common unit, basic and diluted	$0.25	$0.27
Weighted-average units outstanding:
• Common units, basic and diluted	119,583,592	113,504,765

Total comprehensive income:	$38,745	$40,054

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at January 1, 2015	$15,602	$735,547	$121,412	$872,561

Distributions declared and paid (distributions of $0.70 per common and $0.65 per preferred unit) (Note 8)	(1,643)	(80,512)	(8,668)	(90,823)
Partnership’s net income	629	30,944	8,481	40,054
Issuance of Partnership’s units	—	132,588	—	132,588
Conversion of Partnership’s units (Note 8)	2,742	7,900	(10,642)	—

Balance at September 30, 2015	$17,330	$826,467	$110,583	$954,380

	General Partner	Common Unitholders	Preferred Unitholders	Total
Balance at January 1, 2016	$16,998	$810,239	$110,583	$937,820

Distributions declared and paid (distributions of $0.39 per common and $0.65 per preferred unit) (Note 8)	(948)	(46,780)	(8,403)	(56,131)
Partnership’s net income	603	29,816	8,326	38,745
Issuance of Partnership’s units (Note 8)	—	1,609	—	1,609
Equity compensation expense (Note 9)	—	802	—	802

Balance at September 30, 2016	$16,653	$795,686	$110,506	$922,845

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine month periods ended September 30,
	2016	2015
Cash flows from operating activities:
Net income	$38,745	$40,054
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	53,479	45,662
Amortization and write off of deferred financing costs	1,012	640
Amortization of above market acquired charters (Note 5)	10,685	11,363
Equity compensation expense	802	—
Changes in operating assets and liabilities:
Trade accounts receivable	(326)	(360)
Prepayments and other assets	(1,276)	(1,239)
Inventories	1	(974)
Trade accounts payable	2,750	1,431
Due to related parties	(8,929)	7,060
Accrued liabilities	377	459
Deferred revenue	29,308	(3,426)
Dry-docking costs paid	(3,670)	(419)

Net cash provided by operating activities	122,958	100,251

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements (Notes 4, 5)	(74,409)	(207,698)
Increase in restricted cash	(500)	(2,000)

Net cash used in investing activities	(74,909)	(209,698)

Cash flows from financing activities:
Proceeds from issuance of Partnership units (Note 8)	1,637	133,327
Expenses paid for issuance of Partnership units (Note 8)	(138)	(739)
Proceeds from long-term debt (Notes 4, 6)	35,000	115,000
Deferred financing costs paid	(31)	(1,797)
Payments of long-term debt (Note 6)	(13,016)	(119,949)
Dividends paid	(56,131)	(90,823)

Net cash (used in) / provided by financing activities	(32,679)	35,019

Net increase / (decrease) in cash and cash equivalents	15,370	(74,428)

Cash and cash equivalents at beginning of period	90,190	164,199

Cash and cash equivalents at end of period	105,560	89,771

Supplemental cash flow information
Cash paid for interest	$17,921	$12,814
Non-Cash Investing and Financing Activities
Issuance costs of Partnership’s units included in liabilities	$743	$—
Capital expenditures included in liabilities	$507	$79
Capitalized dry docking costs included in liabilities	$813	$1,827

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. Its fleet of thirty five high specification vessels consists of four suezmax crude oil tankers, twenty modern medium range tankers all of which are classed as IMO II/III vessels, ten post panamax container carrier vessels, and one capesize bulk carrier. Its vessels are capable of carrying a wide range of cargoes, including crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, edible oils and certain chemicals such as ethanol as well as dry cargo and containerized goods under short-term voyage charters and medium to long-term time and bareboat charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 17, 2016.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine month period ended September 30, 2016 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.

2. Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2015 (the “Consolidated Financial Statements for the year ended December 31, 2015”).

Recent Accounting Pronouncements:

In August 2016, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2016-15, Statement of cash flows (Topic 230) – classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Partnership believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

In March 2016, the FASB issued the ASU No 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The Partnership is currently evaluating the impact, if any, of the adoption of this new standard.

In February 2016, the FASB issued the ASU 2016-02, Leases (Topic 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. The FASB decided to not fundamentally change lessor accounting. However, some changes have been made to lessor accounting to conform and align that guidance with the lessee guidance and other areas within U.S. GAAP. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. The Partnership is currently evaluating the impact, if any, of the adoption of this new standard.

In July 2015, the FASB issued ASU 2015-11, to simplify the measurement of inventory using first-in, first-out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Partnership believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

2. Significant Accounting Policies – Continued

Recent Accounting Pronouncements – Continued:

On May 28, 2014, the FASB issued Accounting Standard Update (“ASU”) No 2014-09 as amended by ASU 2016-08 which was issued in March 2016, ASU 2016-10 which was issued in April 2016 and ASU 2016-12 which was issued in May 2016, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early adoption is permitted only with respect to annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

3. Transactions with Related Parties

The Partnership and its subsidiaries have related-party transactions with Capital Maritime & Trading Corp. (“CMTC”) which is a related party unit holder. The Partnership and its subsidiaries have also related party transactions with Capital Ship Management Corp. (the “Manager” or “CSM”) arising from certain terms of the following three different types of management agreements.

1.	Fixed fee management agreement: At the time of the completion of its initial public offering (“IPO”), the Partnership entered into an agreement with its Manager, according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. The Partnership also pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the Manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.	Floating fee management agreement: On June 9, 2011, the Partnership entered into a management agreement with its Manager based on actual expenses with an initial term of five years. Under the terms of this agreement the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; and

3.	Crude management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude Carriers Corp. and its subsidiaries (“Crude”). Three of the five crude tanker vessels that the Partnership acquired at the time of the completion of the merger with Crude, continue to be managed under a management agreement entered into in March 2010 with the Manager, whose initial term expires on December 31, 2020. Under the terms of this agreement, the Partnership compensates the Manager for all expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. The Partnership also pays its Manager the following fees:

(a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index;

(b) a sale and purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude; and

(c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered.

The Manager has the right to terminate the Crude management agreement and, under certain circumstances, could receive substantial sums in connection with such termination. In March 2016 this termination fee was adjusted to $9,858 from $9,760.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Transactions with Related Parties – Continued

All the above three agreements constitute the “Management Agreements” and the related management fees are included in “Vessel operating expenses – related party” in the accompanying condensed consolidated statements of comprehensive income.

Under the terms of the fixed fee management agreement, the Manager charges the Partnership for additional fees and costs, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events. For the nine month periods ended September 30, 2016 and 2015 such fees amounted to $154 and $524 respectively and are included in “Vessel operating expenses – related party” in the accompanying condensed consolidated statements of comprehensive income.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, and other administrative services. Also the Partnership reimburses the Manager and its general partner, Capital GP L.L.C. (“CGP”) for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income. The Partnership has also entered into an executive services agreement with CGP according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the nine months period ended September 30, 2016 and 2015 such fees amounted to $1,266 and $1,218 respectively, and are included in “General and administrative expenses” in the accompanying condensed consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of September 30, 2016	As of December 31, 2015
Assets:
Advances for vessels under construction (f)	$—	$18,172

Total assets	$—	$18,172

Liabilities:
Manager – payments on behalf of the Partnership (a)	$12,326	$21,264
Management fee payable to CSM (b)	899	890

Due to related parties	$13,225	$22,154

Deferred revenue – current (e)	3,113	4,253

Total liabilities	$16,338	$26,407

	For the nine month periods ended September 30,
Consolidated Statements of Comprehensive Income	2016	2015
Revenues (c)	$26,081	$49,190
Voyage expenses	268	307
Vessel operating expenses	8,034	9,175
General and administrative expenses (d)	1,562	1,932

(a)	Manager – Payments on Behalf of Capital Product Partners L.P.: This line item includes payments for operating and voyage expenses made by the Manager on behalf of the Partnership and its subsidiaries.
(b)	Management fee payable to CSM: The amounts outstanding as of September 30, 2016 and December 31, 2015 represent the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3. Transactions with Related Parties – Continued

(c)	Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC during the nine month periods ended September 30, 2016 and 2015:

Vessel Name	Time Charter (TC) in years	Commencement or expected beginning of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1 TC	09/2014	09/2015	$14.3 ($14.1)
M/T Agisilaos	1 TC	09/2015	06/2016	$14.5 ($14.3)
M/T Axios	1 TC	07/2014	06/2015	$14.8 ($14.6)
M/T Arionas	1.2 TC	12/2014	01/2016	$15.0 ($14.8)
M/T Amore Mio II	1 TC	12/2013	04/2015	$17.0 ($16.8)
M/T Amore Mio II	1 to 1.2 TC	04/2015	09/2015	$27.0 ($26.7)
M/T Amore Mio II	0.9 TC	08/2016	06/2017	$21.0 ($20.7)
M/T Avax	1 TC	09/2014	06/2015	$14.8 ($14.6)
M/T Akeraios	1.5 TC	07/2013	03/2015	$15.0 ($14.8)
M/T Akeraios	2 TC	03/2015	04/2016	$15.6 ($15.4)
M/T Apostolos	1.2 to 1.5 TC	10/2013	04/2015	$14.9 ($14.7)
M/T Apostolos	2 TC	04/2015	01/2016	$15.6 ($15.4)
M/T Anemos I	1.2 to 1.5 TC	12/2013	06/2015	$14.9 ($14.7)
M/T Anemos I	1 TC	06/2015	01/2016	$17.3 ($17.0)
M/T Aristotelis	1.5 to 2 TC	12/2013	12/2015	$17.0 ($16.8)
M/T Aristotelis	1.1 to 1.3 TC	12/2015	01/2017	$19.0 ($18.8)
M/T Amoureux	1 TC	01/2014	04/2015	$24.0 ($23.7)
M/T Aias	1 TC	12/2013	02/2015	$24.0 ($23.7)
M/T Assos	1 TC	06/2014	04/2015	$14.8 ($14.6)
M/T Atrotos	1 TC	05/2014	05/2015	$14.8 ($14.6)
M/T Atrotos	1 TC	05/2015	12/2015	$15.3 ($15.1)
M/T Ayrton II	2 TC	02/2016	01/2018	$18.0 ($17.8)
M/T Miltiadis M II	0.6 TC	09/2015	05/2016	$35.0 ($34.6)
M/T Miltiadis M II	0.9 TC	08/2016	06/2017	$25.0 ($24.7)
M/T Active	2 TC	04/2015	06/2015	$17.0 ($16.8)
M/T Amadeus	2 TC	06/2015	05/2017	$17.0 ($16.8)

(d)	General and administrative expenses: This line item mainly includes internal audit, investor relations and consultancy fees.
(e)	Deferred Revenue: As of September 30, 2016 and December 31, 2015 the Partnership received cash in advance for revenue earned in a subsequent period from CMTC.
(f)	Advances for vessels under construction: As of September 30, 2016 and December 31, 2015 this line item amounted to $0 and $18,172 respectively. The 2015 amount included the remaining advances of $7,921 the Partnership paid to CMTC for the acquisition of the last of the five vessels according to the Master Vessel Acquisition Agreement (the “Master Agreement”) and the fair value of $10,251 from the reset of the Incentive Distribution Rights (the “IDRs”). Details about the Master Agreement and the reset of the IDRs are discussed in Note 5a and Note 12 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2015.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Fixed assets

(a) Advances for vessels under construction – related party

An analysis of advances for vessels under construction – related party is as follows:

Advances for vessels under construction – related party
Balance as at January 1, 2016	$18,172

Transfer to vessels	(18,172)

Balance as at September 30, 2016	$—

As of September 30, 2016 there were no advances for vessels under construction – related party, as the Partnership acquired the vessel-owning company of the M/V Anaxagoras (renamed to “CMA CGM Magdalena”), which was the last out of the five vessels the Partnership agreed to acquire from CMTC according to the terms of the Master Agreement. Details about the Master Agreement are discussed in Note 5a of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2015.

(b) Vessels, net

An analysis of vessels is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2016	$1,653,727	$(338,242)	$1,315,485

Acquisition and improvements	70,940	—	70,940
Transfer from advances for vessels under construction – related party	18,172	—	18,172
Depreciation for the period	—	(51,977)	(51,977)

Balance as at September 30, 2016	$1,742,839	$(390,219)	$1,352,620

All of the Partnership’s vessels as of September 30, 2016 have been provided as collateral to secure the Partnership’s credit facilities.

On February 26, 2016, the Partnership acquired the shares of the vessel-owning company of the M/V CMA CGM Magdalena for a total consideration of $81,500 which was funded by loan drawdown of $35,000 from the Partnership’s 2013 credit facility (Note 6) and the remaining balance of $46,500 through the Partnership’s available cash. The Partnership accounted for this acquisition as acquisition of asset based on the absence of processes attached to the inputs. Other than the new building and the attached time charter, no other inputs and no processes were acquired. The Partnership considered whether any value should be assigned to the attached charter party agreement acquired and concluded that the contracted daily charter rate was above the market rates on the transaction completion date and therefore, the total consideration was allocated to the vessel cost and the above market acquired charter. Thus the vessel was recorded in the Partnership’s financial statements at a cost of $88,545 and the above market acquired charter at a cost of $3,206 (Note 5). As of December 31, 2015 the Partnership had paid advances of $7,921 to CMTC for the acquisition of the shares of this vessel-owning company. The difference of $10,251 between the cost of the vessel and the above market acquired charter of $91,751 and the total consideration of $81,500 was part of the excess of $36,417 that the Partnership had recorded in its financial statements in August 2014 upon the approval of the Master Agreement and the IDRs reset at the Partnership’s annual meeting.

During the nine month period ended September 30, 2016, the M/T Alkiviadis, the M/T Anemos I, the M/T Amore Mio II and the M/T Miltiadis M II underwent improvements during their scheduled special survey. The costs of these improvements for these vessels amounted to $567 and were capitalized as part of the vessels’ cost.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Above-market acquired charters

On February 26, 2016 the Partnership acquired the shares of the vessel owning company of the M/V CMA CGM Magdalena from CMTC with outstanding time charter to CMA-CGM S.A., which was above the market rate for equivalent time charters prevailing at the time of acquisition. The present value of the above market acquired time charter was estimated by the Partnership at $3,206 and recorded as an asset in the consolidated balance sheet as of the acquisition date.

For the nine month periods ended September 30, 2016 and 2015, revenues included a reduction of $10,685 and $11,363 as amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	M/V Cape Agamemnon	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	M/V CMA CGM Magdalena	Total
Carrying amount at January 1, 2016	$24,100	$15,060	$15,189	$15,190	$15,471	$15,508	$—	$100,518
Acquisitions	—	—	—	—	—	—	3,206	3,206
Amortization	(4,021)	(1,248)	(1,249)	(1,271)	(1,254)	(1,254)	(388)	(10,685)

Carrying amount at September 30, 2016	$20,079	$13,812	$13,940	$13,919	$14,217	$14,254	$2,818	$93,039

The carrying amount of unamortized above market acquired time charters as at September 30, 2016, will be amortized as follows:

For the twelve month period ended September 30,	M/V Cape Agamemnon	M/V Hyundai Premium	M/V Hyundai Paramount	M/V Hyundai Prestige	M/V Hyundai Privilege	M/V Hyundai Platinum	M/V CMA CGM Magdalena	Total
2017	$5,357	$1,668	$1,670	$1,693	$1,672	$1,669	$652	$14,381
2018	5,357	1,668	1,670	1,693	1,672	1,669	652	14,381
2019	5,357	1,668	1,670	1,693	1,672	1,669	652	14,381
2020	4,008	1,668	1,670	1,697	1,676	1,674	653	13,046
2021	—	1,668	1,670	1,693	1,672	1,669	209	8,581
Thereafter	—	5,472	5,590	5,450	5,853	5,904	—	28,269

Total	$20,079	$13,812	$13,940	$13,919	$14,217	$14,254	$2,818	$93,039

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6. Long-Term Debt

As of September 30, 2016 and December 31, 2015 the Partnership’s long-term debt consisted of the following:

	Bank Loans	As of September 30, 2016	As of December 31, 2015	Margin
(i)	Issued in March, 2007 maturing in December, 2019 - $370,000 credit facility (the “2007 credit facility”)	$185,975	$185,975	3.00%
(ii)	Issued in March, 2008 maturing in December, 2019 – $350,000 credit facility (the “2008 credit facility”)	$181,641	$181,641	3.00%
(iii)	Issued in June, 2011 maturing in March, 2018 - $25,000 credit facility (the “2011 credit facility”)	$14,000	$14,000	3.25%
(iv)	Issued in September, 2013 maturing in December, 2020 – $225,000 credit facility (the “2013 credit facility”)	$211,984	$190,000	3.50%

	Total long-term debt	$593,600	$571,616

	Less: Deferred loan issuance costs	3,073	3,806

,	Total long-term debt, net	$590,527	$567,810

	Less: Current portion of long-term debt	17,354	12,957
	Add: Current portion of deferred loan issuance costs	973	1,035

	Long-term debt, net	$574,146	$555,888

Details of the Partnership’s credit facilities are discussed in Note 7 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2015.

On February 23, 2016, the Partnership drew the amount of $35,000 from the Tranche B of its existing 2013 credit facility in order to partly finance the acquisition of the shares of the vessel-owning company of the M/V CMA CGM Magdalena (Note 4). During the nine month period ended September 30, 2016 the Partnership repaid the amount of $13,016, in line with the amortization schedule of its 2013 credit facility. As of September 30, 2016 there were no undrawn amounts under the Partnership’s credit facilities.

As of September 30, 2016 and December 31, 2015 the Partnership was in compliance with all financial debt covenants.

For the nine month periods ended September 30, 2016 and 2015 interest expense amounted to $16,755 and $12,841, respectively. As of September 30, 2016 and 2015 the weighted average interest rate of the Partnership’s loan facilities was 3.82% and 3.38% respectively.

7. Financial Instruments

The Partnership follows the accounting guidance for financial instruments that establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

Level 3: Inputs are unobservable inputs for the asset or liability.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7. Financial Instruments – continued

The carrying value of cash and cash equivalents and restricted cash, which are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, due from related parties, due to related parties, trade accounts payable and accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest being the LIBOR and due to the fact the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of September 30, 2016. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers. As of September 30, 2016 and December 31, 2015 there were four and two customers, respectively, that accounted for more than 10% of the Partnership’s revenues. The Partnership does not obtain rights of collateral from its charterers to reduce its credit risk.

8. Partners’ Capital

As of September 30, 2016 and December 31, 2015 the Partnership’s partners’ capital was comprised of the following units:

	As of September 30, 2016	As of December 31, 2015
Common units	120,905,524	120,409,456
General partner units	2,439,989	2,439,989
Preferred units	12,983,333	12,983,333

Total partnership units	136,328,846	135,832,778

In September 2016, the Partnership entered into an equity distribution agreement with UBS Securities LLC (“UBS”) under which the Partnership may sell, from time to time, through UBS, as its sales agent, new common units having an aggregate offering amount of up to $50,000 (the “ATM offering”). The equity distribution agreement provides that UBS, when it is acting as the Partnership’s sales agent, will be entitled to compensation of up to 2% of the gross sales price of the common units sold through UBS from time to time. Since the launch of the ATM offering until September 30, 2016, the Partnership issued 496,068 new common units resulting in net proceeds of $1,637 after the payment of compensation to the sales agent, but before offering expenses. For the nine month period ended September 30, 2016, the Partnership recognized costs of $881 in connection with this ATM.

For the nine month period ended September 30, 2015 various investors, holders of Class B Convertible Preferred Units, (the “Class B Units” or “Preferred units”) converted 1,240,404 Class B Convertible Preferred Units into common units. During the nine month period ended September 30, 2016 no such conversion occurred.

During the nine month period ended September 30, 2015 CMTC converted 315,908 common units into general partner units respectively, in order for CGP to maintain its 2% interest in the Partnership. For the nine month period ended September 30, 2016 CMTC did not convert any common unit into general partner unit.

Details of the Partnership’s Partner’s Capital are discussed in Note 12 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2015.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Partners’ Capital – continued

During the nine month periods ended September 30, 2016 and 2015, the Partnership declared and paid the following distributions to its common and preferred unit holders:

	July 21, 2016	April 26, 2016	January 20, 2016	July 23, 2015	April 23, 2015	January 23, 2015
Common unit-holders
Distributions per common unit declared	0.0750	0.0750	0.2385	0.2365	0.2345	0.2325
Common units entitled to distribution	120,409,456	120,409,456	120,409,456	119,559,456	119,559,456	104,079,960
General partner and IDR distributions	$183	$183	$582	$577	$572	$494
Preferred unit-holders
Distributions per preferred unit declared	0.21375	0.21375	0.21975	0.21775	0.21575	0.21375
Preferred units entitled to distribution	12,983,333	12,983,333	12,983,333	12,983,333	12,983,333	14,223,737

9. Omnibus Incentive Compensation Plan

On April 29, 2008, the board of directors approved the Partnership’s Plan according to which the Partnership may issue a limited number of awards, not to exceed 500,000 units. The Plan was amended on July 22, 2010 increasing the aggregate number of restricted units issuable under the Plan to 800,000 which was then increased to 1,650,000 common units on August 21, 2014, at the annual general meeting of the Partnership’s unit holders. The Plan is administered by the general partner as authorized by the board of directors. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Manager, or CMTC, or other eligible persons (collectively, “key persons”) as the general partner, in its sole discretion, shall select based upon such factors as it deems relevant. Members of the board of directors and officers of the general partner are considered to be employees of the Partnership (“Employees”) for the purposes of recognition of equity compensation expense, while employees of the Manager, CMTC and other eligible persons under the plan are not considered to be employees of the Partnership (“Non-Employees”). Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

On December 23, 2015 the Partnership awarded 240,000 and 610,000 unvested units to Employees and Non-Employees, respectively. Awards granted to certain Employees and Non-Employees will vest in three equal annual instalments. The remaining awards will vest on December 31, 2018.

All unvested units are conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date.

The unvested units accrued distributions as declared and paid which are retained by the custodian of the Plan until the vesting date at which they were payable to the grantee. As unvested unit grantees accrued distributions on awards that are expected to vest, such distributions are charged to Partners’ capital. As of September 30, 2016 the unvested units accrued $330 of distributions.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9. Omnibus Incentive Compensation Plan – continued

The following table contains details of our plan:

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award-date fair value
Unvested on January 1, 2016	240,000	$1,325	610,000	$3,367
Vested	—	—	—	—

Unvested on September 30, 2016	240,000	$1,325	610,000	$3,367

For the nine month periods ended September 30, 2016 and 2015 the equity compensation expense that has been charged in the unaudited condensed consolidated statements of comprehensive income was $329 and $0 for the Employee awards and $473 and $0 for the Non-Employee awards, respectively. This expense has been included in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income.

As of September 30, 2016 the total compensation cost related to non vested awards is $2,478 and is expected to be recognized over a weighted average period of 2.25 years. The Partnership uses the straight-line method to recognize the cost of the awards.

10. Net Income Per Unit

The general partner’s and common unit holders’ interests in net income are calculated as if all net income for periods subsequent to April 4, 2007, were distributed according to the terms of the partnership’s agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items. The Partnership follows the guidance relating to the Application of the Two-Class Method and its application to Master Limited Partnerships, which considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the Two-Class Method.

This guidance also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution.

The Partnership’s net income for the nine month periods ended September 30, 2016 and 2015 did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

As of September 30, 2016, the Partnership excluded the effect of 850,000 non-vested unit awards in calculating dilutive EPU for its common unitholders as they were anti-dilutive.

The Partnership excluded the effect of 12,983,333 Class B Convertible Preferred Units in calculating dilutive EPU as of September 30, 2016 and 2015 respectively as they were anti-dilutive.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

10. Net Income Per Unit – continued

The Two Class Method was used to calculate Earnings Per Unit (“EPU”) as follows:

BASIC and DILUTED	For the nine month periods ended September 30,
Numerators	2016	2015
Partnership’s net income	$38,745	$40,054
Less:
Preferred unit holders’ interest in Partnership’s net income	8,326	8,481
General Partner’s interest in Partnership’s net income	603	629
Partnership’s net income allocable to unvested units	210	—
Common unit holders’ interest in Partnership’s net income	$29,606	$30,944
Denominators
Weighted average number of common units outstanding, basic and diluted	119,583,592	113,504,765
Net income per common unit:
Basic and diluted	$0.25	$0.27

11. Hyundai Merchant Marine Co. Ltd (“HMM”) charters restructuring

HMM, the charterer of five of the Partnership’s vessels, namely Hyundai Prestige, Hyundai Premium, Hyundai Paramount, Hyundai Privilege and Hyundai Platinum (the “HMM Vessels”), each under time charter expiring in 2024 and 2025, has experienced financial difficulties and has pursued a financial restructuring involving various creditors and vessel owners.

As part of the various agreements that HMM reached with its creditors and vessel owners under its voluntary debt restructuring, the owning companies of the HMM Vessels entered into a Charter Restructuring Agreement (the “Agreement”) on July 15, 2016. This Agreement provides for the reduction of the gross charter rate payable under the respective charter parties by 20% to $23.5 per day from $29.4, for a three and a half year period starting in July 2016 and ending in December 2019 (the “Charter Reduction Period”). As compensation the Partnership received 4,398,910 HMM common shares on August 4, 2016, which the Partnership recognized as a “Trading asset” in the amount of $29,706 with a corresponding “Deferred revenue, current” and “Deferred revenue” to be amortized over the remaining duration of each time charter. The shares were immediately sold on the Stock Market Division of the Korean Exchange for aggregate cash consideration of $29,706. The charter restructuring agreement further provides that at the end of the Charter Reduction Period, the charter rate under the respective charter parties will be restored to the original daily rate of $29.4 until the expiry of each charter in 2024 and 2025.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

12. Commitments and Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

(a) Lease Commitments

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time and bareboat charter contracts, as of September 30, 2016 are:

For the twelve month period ended September 30,	Amount
2017	$197,820
2018	151,547
2019	109,107
2020	98,369
2021	58,195
Thereafter	181,060

Total	$796,098

13. Subsequent events

a)	Dividends: On October 20, 2016, the Board of Directors of the Partnership declared a cash distribution of $0.075 per common unit for the third quarter of 2016, which will be paid on November 14, 2016, to unit holders of record on November 7, 2016.

In addition, on October 20, 2016, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the third quarter of 2016. The cash distribution will be paid on November 10, 2016, to Class B Unit holders of record on November 3, 2016.

b)	Dropdown of a vessel owning company: On October 24, 2016, the Partnership acquired the shares of the company owning the M/T Amor, an eco-type MR product tanker (49,999 dwt IMO II/III Chemical Product Tanker built 2015, Samsung Heavy Industries (Ningbo) Co., Ltd.) for a total consideration of $32.8 million. The Partnership paid the total consideration through the assumption of a $15.8 million term loan under a new credit facility with ING Bank N.V. arranged by CMTC, $16.0 million in cash and a small issuance of new common units to CMTC. The term loan is non-amortizing for a period of two years from the anniversary of the dropdown of the M/T Amor with an expected final maturity date in November 2022. The interest margin on the term loan is 2.50%. The term loan is subject to ship finance covenants similar to the covenants applicable under the Partnership’s existing facilities. As indicated above, the Partnership issued 283,696 new common units to Capital Maritime at a price of $3.54 per common unit, which is the weighted average unit price for the period from July 14, 2016 to October 14, 2016, to fund in part the acquisition price. The M/T Amor is employed under a time charter by Cargill International S.A. (“Cargill”) at a gross daily rate of $17,500 and upon termination of the Cargill charter is expected to be employed by Capital Maritime for an additional two month period +/- 15 days at a gross daily rate of $14,000 plus 50/50 profit share. The Cargill charter commenced in October 2015 with duration of two years +/-30 days.